UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*+

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)

Jeffrey Flug
c/o Shake Shack Inc.
24 Union Square East
5th Floor
New York, NY 10003
(646) 747-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 27, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
+ Represents (i) amendment no.3 to the Schedule 13D filed by Jeffrey Flug, (ii) amendment no.2 to the Schedule 13D filed by Flug 2012 GS Trust U/A/D 9/4/12 and (iii) the initial Schedule 13D filed by Flug 2015 GS Trust U/A/D 12/29/15

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Jeffrey Flug
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
3,324
	8	Shared Voting Power
722,574
	9	Sole Dispositive Power
3,324
	10	Shared Dispositive Power
722,574
11	Aggregate Amount Beneficially Owned by Each Reporting Person
725,898
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
2.7%
14	Type of Reporting Person
IN

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Flug 2015 GS Trust U/A/D 12/29/15(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
722,574
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
722,574
11	Aggregate Amount Beneficially Owned by Each Reporting Person
722,574
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
2.7%
14	Type of Reporting Person
OO (Grantor Trust)
(1) Gulf Five Fiduciary Management Corp. is the Trustee of Flug 2015 GS Trust U/A/D 12/29/15. Sheryl Flug, the wife of Jeffrey Flug, is the President of Gulf Five Fiduciary Management Corp.

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Flug 2012 GS Trust U/A/D 9/4/12
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
—
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
—
11	Aggregate Amount Beneficially Owned by Each Reporting Person
—
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
—%
14	Type of Reporting Person
OO (Grantor Trust)

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This filing, dated June 21, 2017 (this "Amendment"), amends and supplements the Schedule 13Ds initially filed on February 17, 2015 for each of Jeffrey Flug and Flug 2012 GS Trust U/A/D 9/4/12 (as amended and supplemented to date, the "Schedule 13Ds") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13Ds. This Amendment constitutes an exit filing for Flug 2012 GS Trust U/A/D 9/4/12.

In addition, this filing constitutes the initial Schedule 13D for Flug 2015 GS Trust U/A/D 12/29/15. Accordingly, Flug 2015 GS Trust U/A/D 12/29/15 will become a "Reporting Person" (as defined in Item 2), and the disclosure contained in the Schedule 13Ds, as amended by this Amendment, applies to Flug 2015 GS Trust U/A/D 12/29/15.
Item 2.        Identity and Background

Item 2(a) of the Schedule 13Ds is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by Jeffrey Flug, a United States citizen, and Flug 2015 GS Trust U/A/D 12/29/15, a Wyoming grantor trust (together, the "Reporting Persons").

Gulf Five Fiduciary Management Corp. (the "Trustee") is the trustee of Flug 2015 GS Trust U/A/D 12/29/15. Sheryl Flug, the wife of Jeffrey Flug, is the President of Gulf Five Fiduciary Management Corp.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13Ds is hereby amended and supplemented as follows:

On April 27, 2017, Flug 2012 GS Trust U/A/D 9/4/12 ("Flug 2012 Trust") entered into an Assignment and Assumption Agreement with Flug 2015 GS Trust U/A/D 12/29/15 ("Flug 2015 Trust"), pursuant to which Flug 2012 Trust assigned and transferred its LLC Interests and B-Common to Flug 2015 Trust, including all of Flug 2012 Trust's rights, title and interest in and to the LLC Interests and B-Common.

Also on April 27, 2017, Flug 2012 Trust, Flug 2015 Trust, the Issuer and SSE Holdings entered into a Consent, Joinder and Assignment of Stockholders Agreement, pursuant to which Flug 2015 was added as a party to the Stockholders Agreement, as amended, and became a member of the Voting Group.

On May 11, 2017, Flug 2012 Trust entered into an Assignment and Assumption Agreement with Flug 2015 Trust, pursuant to which Flug 2012 Trust assigned and transferred its A-Common to Flug 2015 Trust, including all of Flug 2012 Trust's rights, title and interest in and to the A-Common.

As a result of these transactions, as of May 11, 2017, Flug 2012 Trust ceased to be a party to the Stockholders Agreement, as amended, and no longer is a member of the Voting Group.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13Ds is amended and restated in its entirety as follows:

(a)-(b)

The aggregate percentage of shares of A-Common reported to be beneficially owned by the Reporting Persons is based upon a total of 25,888,266 shares of A-Common outstanding, which is the total number of shares of A-Common told by the Issuer to the Reporting Persons to be outstanding as of June 20, 2017.

CUSIP No. 819047 101                Schedule 13D/A

At the close of business on June 20, 2017, the Reporting Persons may be deemed to beneficially own 725,898 shares of A-Common in the aggregate, constituting approximately 2.7% of the shares of A-Common outstanding, as set forth in further detail below:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Jeffrey Flug(1)	725,898	2.7%	3,324	722,574	3,324	722,574
FLUG 2012 GS TRUST U/A/D 9/4/12	—	—%	—	—	—	—
FLUG 2015 GS TRUST U/A/D 12/29/15(2)	722,574	2.7%	—	722,574	—	722,574

(1) Mr. Flug disclaims beneficial ownership of 722,574 shares of A-Common that are held by Flug 2015 GS Trust U/A/D 12/29/15.
(2) Gulf Five Fiduciary Management Corp. is the Trustee of Flug 2015 GS Trust U/A/D 12/29/15. Sheryl Flug, the wife of Jeffrey Flug, is the President of Gulf Five Fiduciary Management Corp.

(c)
Other than the transactions described in Item 4 of this Amendment, the following table sets forth all transactions with respect to shares of A-Common effected in the past sixty days by each of the Reporting Persons.  Each day's sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price.

CUSIP No. 819047 101                Schedule 13D/A

Reporting Person	Date of Transaction	Number of Shares Disposed	Price per Share
FLUG 2012 GS TRUST U/A/D 9/4/12	5/8/2017	35,000	35.7410(1)
FLUG 2012 GS TRUST U/A/D 9/4/12	5/9/2017	25,000	36.5599(2)
FLUG 2012 GS TRUST U/A/D 9/4/12	5/10/2017	25,000	36.478(3)
FLUG 2015 GS TRUST U/A/D 12/29/15	5/11/2017	25,000	36.6641(4)
FLUG 2015 GS TRUST U/A/D 12/29/15	5/12/2017	26,000	36.5284(5)
FLUG 2015 GS TRUST U/A/D 12/29/15	5/16/2017	10,000	35.9641(6)
FLUG 2015 GS TRUST U/A/D 12/29/15	5/17/2017	20,000	36.5571(7)
FLUG 2015 GS TRUST U/A/D 12/29/15	5/18/2017	10,000	37.8841(8)
FLUG 2015 GS TRUST U/A/D 12/29/15	5/19/2017	9,000	37.8090(9)
JEFFREY FLUG	5/23/2017	3,321	37.4456(10)
Total		185,000
(1) The transaction was executed in multiple trades as prices ranging from $35.6000 to $36.1200.
(2) The transaction was executed in multiple trades at prices ranging from $36.1100 to $36.7900.
(3) The transaction was executed in multiple trades at prices ranging from $36.2600 to $36.8400.
(4) The transaction was executed in multiple trades at prices ranging from $36.5000 to $36.9200.
(5) The transaction was executed in multiple trades at prices ranging from $36.5000 to $36.7000.
(6) The transaction was executed in multiple trades at prices ranging from $35.9000 to $36.1850.
(7) The transaction was executed in multiple trades at prices ranging from $36.2600 to $36.8100.
(8) The transaction was executed in multiple trades at prices ranging from $37.7500 to $38.0800.
(9) The transaction was executed in multiple trades at prices ranging from $37.8000 to $37.9800.
(10) The transaction was executed in multiple trades at prices ranging from $37.4000 to $37.4900.

(d)	None.

(e)	Flug 2012 GS Trust U/A/D 9/4/12 ceased to be a Reporting Person as of May 11, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13Ds is hereby amended and supplemented as follows:
As stated above, pursuant to (x) certain Assignment and Assumption Agreements entered into between Flug 2012 Trust and Flug 2015 Trust, and (y) a Consent, Joinder and Assignment of Stockholders Agreement, by and among Flug 2012 Trust, Flug 2015 Trust, the Issuer and SSE Holdings, Flug 2015 was added as a party to the Stockholders Agreement, as amended, and Flug 2012 Trust ceased to be a party to the Stockholders Agreement, as amended, and is no longer a member of the Voting Group.
The Assignment and Assumption Agreements and the Consent, Joinder and Assignment are discussed in Item 4 and are filed as Exhibits 7.8, 7.9 and 7.10.

CUSIP No. 819047 101                Schedule 13D/A

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
7.8	Assignment and Assumption Agreement, entered into effective as of April 27, 2017, by and between Flug 2012 GS Trust U/A/D 9/4/12 and Flug 2015 GS Trust U/A/D 12/29/15.
7.9	Assignment and Assumption Agreement, entered into effective as of May 11, 2017, by and between Flug 2012 GS Trust U/A/D 9/4/12 and Flug 2015 GS Trust U/A/D 12/29/15.
7.10
Consent, Joinder and Assignment of Stockholders Agreement, entered into effective as of April 27, 2017, by and between Flug 2012 GS Trust U/A/D 9/4/12, Flug 2015 GS Trust U/A/D 12/29/15, Shake Shack Inc. and SSE Holdings, LLC

7.11	Agreement of Joint Filing, entered into effective as of June 21, 2017, by and between Jeffrey Flug, Flug 2012 GS Trust U/A/D 9/4/12 and Flug 2015 GS Trust U/A/D 12/29/15.

CUSIP No. 819047 101                Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Jeffrey Flug

Dated: June 21, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Flug 2015 GS Trust U/A/D 12/29/15

Dated: June 21, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Flug 2012 GS Trust U/A/D 9/4/12